Jerusalem -– May 30, 2013 — Teva Pharmaceutical Industries Ltd. announced today, that further to its disclosure on Form 20-F, Item 10 (page 116), it has notified the Israel Tax Authority that it will pay taxes in the amount of NIS 336 million (approximately $91 million according to the rate of exchange on May 29, 2013) under amendment 69 to the Law for the Encouragement of Capital Investments, which currently permits an Israeli company to use tax-exempt profits accumulated prior to the end of 2011 for dividends, as long as certain reduced taxes are paid. Teva is also considering the payment of additional amounts, which the company may pay by November 11, 2013.

Pursuant to a recent amendment to the Law for the Encouragement of Capital Investments, which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to approved enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011, will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election.